

Chris Wright, Ph.D. · 2nd

Work & Healthcare Technology Entrepreneur - Executive

Tulsa Metropolitan Area · 500+ connections · **Contact info**

 **Reliant**

University of Tulsa

Experience



Co-Founder

Reliant

Feb 2000 – Present · 20 yrs 10 mos

Reliant is a talent management software company providing learning, performance and succession management solutions to high compliance industries including restaurant, energy, manufactuing, gas retail, gaming and healthcare.



Partner

FortySix Venture Capital LLC

Jun 2020 – Present · 6 mos



Partner

Medefy Health

Jan 2017 – Present · 3 yrs 11 mos

Tulsa, Oklahoma

Medefy is a healthcare technology company revolutionizing communication and engagement in healthcare by connecting employees with low-cost, high quality health care.



Partner



MeIn3
Aug 2019 – Present · 1 yr 4 mos

The current recruting and hiring process is broken. Candidates hate it and feel dehumanized. Recruiters want a faster and more meaningful way to screen candidates. MeIn3 is an online video platform that connects job seekers and employers. MeIn3 isn't rocket science, it's social science and taps into the psychology behind people's unique relationship with techn ...**see mor**



Adjunct Faculty Member
University of Tulsa
Aug 2001 – Present · 19 yrs 4 mos

Teaching undergraduate and graduate course work in I/O psychology and Business.

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Education



University of Tulsa
Ph.D., I/O Psychology
1996 – 2000



University of Tulsa
MA, I/O Psychology
1994 – 1995



University of Tulsa
BA, Psychology
1990 – 1994

Skills & endorsements

Leadership Development · 99+

 Endorsed by **Jean M Kelley, and 15 others who are highly skilled at this**

 Endorsed by **6 of Chris' colleagues at Re Talent Management Solutions**

Talent Management · 84

 Endorsed by **William Tincup and 1 other who is highly skilled at this**

Performance Management · 68

 Endorsed by **James Killian, Ph.D. and 4 others who are highly skilled at this**

 Endorsed by **2 of Chris' colleagues at Re Talent Management Solutions**

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